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Filed by Fair, Isaac and Company, Incorporated pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934

Subject Company: HNC Software Inc.

Commission File No. 333-89268

Date: July 18, 2002

        This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by Fair, Isaac under cover of Form 8-K on April 29, 2002 and is incorporated by reference into this filing.

        This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac's registration statement on Form S-4 filed May 29, 2002, as amended, and its SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC's SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac's and HNC's results could differ materially from Fair, Isaac's and HNC's expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

        Fair, Isaac and HNC have filed with the SEC a definitive joint proxy statement/ prospectus and other relevant materials in connection with the merger. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read this joint proxy statement/prospectus and any other relevant materials filed with the SEC because they contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus has been sent to the stockholders of Fair, Isaac and HNC. In addition, the joint proxy statement/prospectus and other relevant materials, and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

        Fair, Isaac and HNC, and their respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and in the joint proxy statement/prospectus. Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on May 28, 2002 and in the joint proxy statement/prospectus. Copies of such proxy statements may be obtained without charge at the SEC's web site at www.sec.gov.

        * * *

[Press Release Issued by Fair, Isaac on July 18, 2002]

Fair, Isaac Reports Third Quarter Results:
8% Revenue Growth, 20% Increase in EPS

        SAN RAFAEL, Calif.—July 18, 2002—Fair, Isaac and Company, Incorporated (NYSE:FIC), the leader in customer analytics and decision technology, today announced financial results for the third fiscal quarter ended June 30, 2002. Revenues reached $91.0 million, up 8% from $84.2 million reported in the same period last year. Net income was $14.7 million, or $0.42 per diluted share, compared with $12.4 million, or $0.35 per diluted share, reported in the third quarter of last fiscal year. Earnings per share figures reflect the company's three-for-two stock split, which took effect June 5, 2002.

        For the nine-month period ended June 30, 2002, revenues totaled $263.1 million, compared with $242.7 million for the same period a year ago. Net income for the nine-month period reached $42.4 million, or $1.18 per diluted share, compared with $31.8 million, or $0.93 per diluted share, posted in the corresponding period. Earnings per share figures have been split-adjusted.

        "Fair, Isaac again delivered solid quarterly results, and despite the challenging market conditions, our growth was diversified across our business segments," said Tom Grudnowski, Fair, Isaac CEO. "The third quarter was marked by record myfico.com volumes, and key wins for many of our analytic solutions, including Strategy Science, LiquidCredit and MarketSmart. Additionally, we saw continued growth in our scoring business, fueled by the strong pace of marketing solicitations by the card issuers, as well as the sustained vigor of the mortgage market.

        "We expect our merger with HNC Software to move forward as planned, and we're excited about the opportunities this combination will bring," Grudnowski added.

        Fair, Isaac will host a conference call today, July 18, at 2:00 p.m. Pacific Time, 5:00 p.m. Eastern Time, to discuss its results. The conference call will be broadcast live via the Internet at www.fairisaac.com.

About Fair, Isaac

        Fair, Isaac is the preeminent provider of creative analytics that unlock value for people, businesses and industries. The company's predictive modeling, decision analysis, intelligence management and decision engine systems power more than 14 billion decisions a year. Founded in 1956, Fair, Isaac helps thousands of companies in over 60 countries acquire customers more efficiently, increase customer value, reduce risk and credit losses, lower operating expenses and enter new markets more profitably. Most leading banks and credit card issuers rely on Fair, Isaac's analytic solutions, as insurers, retailers, telecommunications providers and other customer-oriented companies. Through the www.myfico.com Web site, consumers use the company's FICO® scores, the standard measure of credit risk, to manage their financial health.

        Headquartered in San Rafael, California, Fair, Isaac is traded on the New York Stock Exchange (NYSE:FIC) and for the fiscal year ended September 30, 2001, reported net income of $46.1 million on revenues of $329 million. For more information, visit www.fairisaac.com.

        Except for historical information contained herein, the statements contained in this press release that relate to Fair, Isaac, including statements regarding the future performance of its products and benefits anticipated from the merger with HNC, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the company's ability to recruit and retain key technical and managerial personnel, the maintenance of its existing relationships with key alliance partners, its ability to continue to develop new and enhanced products and services, competition, regulatory changes applicable to the use of consumer credit and other data, delays in closing the merger with HNC, the ability to successfully execute integration strategies and achieve planned synergies with respect to the merger, and other risks described from time to time in Fair, Isaac's SEC reports, including its Annual Report on Form 10-K for the year ended September 30, 2001, and Form 10-Q for the period ended March 31, 2002. Fair, Isaac disclaims any intent or obligation to update these forward-looking statements.

        Fair, Isaac and HNC have filed with the SEC a definitive joint proxy statement/ prospectus and other relevant materials in connection with the merger. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read this joint proxy statement/prospectus and any other relevant materials filed with the SEC because they contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus has been sent to the stockholders of Fair, Isaac and HNC. In addition, the joint proxy statement/prospectus and other relevant materials, and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

        Fair, Isaac and HNC, and their respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and in the joint proxy statement/prospectus.

        Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on May 28, 2002 and in the joint proxy statement/prospectus. Copies of such proxy statements may be obtained without charge at the SEC's web site at www.sec.gov.

        Fair, Isaac, LiquidCredit, Fair, Isaac MarketSmart Decision System and FICO are trademarks or registered trademarks of Fair, Isaac and Company, Inc., in the United States and/or in other countries. Other product and company names herein may be the trademarks or registered trademarks of their respective owners.

—Financial Statements to Follow—

Fair, Isaac & Company, Incorporated

Revenue by Segment
As of June 30, 2002
(in thousands)

Segment	Q101	Q201	Q301	Q401	FY01

Scoring	27,057	29,079	30,749	35,260	122,145
Strategy Machines	32,424	32,232	36,823	34,069	135,548
Consulting	9,229	9,412	9,181	11,024	38,846
Software & Maint	8,413	10,608	7,480	6,108	32,609

Grand Total	77,123	81,331	84,233	86,461	329,148

Segment	Q102	Q202	Q302	YTD FY02

Scoring	30,089	29,711	33,325	93,125
Strategy Machines	34,345	32,985	34,992	102,322
Consulting	12,704	15,044	14,364	42,112
Software & Maint	7,923	9,310	8,333	25,566

Grand Total	85,061	87,050	91,014	263,125

FAIR, ISAAC AND COMPANY, INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the three months and nine months ended June 30, 2002 and 2001

(in thousands, except per share data)

(UNAUDITED)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2002	2001	2002	2001
Revenues	$91,014	$84,233	$263,125	$242,687
Costs and expenses:
Cost of revenues	40,724	37,991	118,436	110,714
Research and development	6,894	6,981	21,672	21,659
Sales, general and administrative	19,795	19,279	56,456	58,338
Amortization of intangibles	609	525	1,743	1,575

Total costs and expenses	68,022	64,776	198,307	192,286

Income from operations	22,992	19,457	64,818	50,401
Other income, net	616	1,126	4,439	3,362

Income before income taxes	23,608	20,583	69,257	53,763
Provision for income taxes	8,920	8,231	26,837	21,935

Net income	$14,688	$12,352	$42,420	$31,828

Earnings per share:
Diluted	$0.42	$0.35	$1.18	$0.93

Basic	$0.44	$0.37	$1.24	$0.97

Shares used in computing earnings per share:
Diluted	35,233	34,956	35,832	34,085

Basic	33,629	33,192	34,113	32,736

FAIR, ISAAC AND COMPANY, INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2002 and September 30, 2001

(in thousands)

	(UNAUDITED) June 30, 2002	(AUDITED) September 30, 2001
ASSETS:
Current assets:
Cash and investments	$58,835	$38,408
Accounts receivable, net	56,070	51,619
Unbilled work in progress	28,943	28,452
Other current assets	19,920	15,782

Total current assets	163,768	134,261
Investments	60,305	116,143
Property and equipment, net	48,491	49,383
Intangibles, net	8,741	6,530
Other noncurrent assets	8,997	10,696

	$290,302	$317,013

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable and other accrued liabilities	$19,086	$11,374
Accrued compensation and employee benefits	13,619	18,233
Other current liabilities	10,247	10,030

Total current liabilities	42,952	39,637
Noncurrent liabilities	4,859	5,604

Total liabilities	47,811	45,241
Stockholders' equity	242,491	271,772

	$290,302	$317,013

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Fair, Isaac Reports Third Quarter Results: 8% Revenue Growth, 20% Increase in EPS
FAIR, ISAAC AND COMPANY, INCORPORATED CONDENSED CONSOLIDATED STATEMENTS OF INCOME For the three months and nine months ended June 30, 2002 and 2001 (in thousands, except per share data)
FAIR, ISAAC AND COMPANY, INCORPORATED CONDENSED CONSOLIDATED BALANCE SHEETS June 30, 2002 and September 30, 2001 (in thousands)